UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 144

                     NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933


1.   (a)          NAME  OF  ISSUER:       Note Bankers of America, Inc.
     (b)          IRS  INDENT.  NO.:      84-0882076
     (c)SEC  FILE  NO.:                   0-12240
     (d)ADDRESS  OF  ISSUER:
               STREET:770  S.  Post  Oak  Lane,  Suite  690
               CITY:Houston
               STATE:Texas
               ZIP  CODE:77056

2.   (a)  NAME  OF  PERSON  FOR
          WHOSE  ACCOUNT  THE
          SECURITIES  ARE  TO  BE  SOLD: E.  Donald  DeYoung
     (b)  SOCIAL  SECURITY  NO.  OR
          IRS  IDENT.  NO.:###-##-####
     (c)  RELATIONSHIP TO  ISSUER:       Officer,  director  and
                                         10%  stockholder
     (d)       ADDRESS:
               STREET:    5319  Del  Monte  Drive
               CITY:      Houston
               STATE:     Texas
               ZIP CODE:  77056-4209

3.   (a)  TITLE  OF  THE  CLASS  OF
          SECURITIES  TO  BE  SOLD:          Common
     (b)  NAME  AND  ADDRESS  OF
          EACH  BROKER  THROUGH
          WHOM  THE  SECURITIES
          ARE  TO  BE  OFFERED  OR
          EACH  MARKET  MAKER
          WHO  IS  ACQUIRING
          THE  SECURITIES:    Fidelity  Brokerage  Services,  Inc.
                              C/O  National  Financial  Services  Corp.
                              P.O.  Box  3750
                              New  York,  NY  10008-3750
     (c)NUMBER  OF  SHARES  OR
        OTHER  UNITS  TO  BE  SOLD:  100,000
     (d)AGGREGATE  MARKET  VALUE:   $200,000
     (e)NUMBER  OF  SHARES  OR
        OTHER  UNITS
        OUTSTANDING:                22,430,000
     (f)APPROXIMATE  DATE  OF
        SALE:                       1/20/97
     (g)NAME  OF  EACH  SECURITIES
        EXCHANGE:None;              NASD  OTC  electronic  bulletin  board


                            TABLE I - SECURITIES TO BE SOLD


                        Nature of     Name of Person    Amount of              Nature
Title of     Date      Acquisition       from Whom      Securities   Date of     of
the Class  Acquired    Transaction       Acquired        Acquired    Payment   Payment
---------  --------  ---------------  ---------------  ------------  -------  ---------
Common      10/5/94  Share Exchange   Note Bankers of  9,392,000(1)  10/5/94  Services
                     from General     America, Inc.                           Rendered
                     Genetics                           125,000 (2)            (1) and
                     Corporation (1)                                          debt
                                                                              cancel
                                                                                    (2)
---------  --------  ---------------  ---------------  ------------  -------  ---------

NOTES:
     (1) Originally acquired  Life  Today,  Inc.  common  stock  10/4/94  for  services rendered.  On August 15, 1996, received 20,000 shares of Private Mortgage Bankers, Inc.
("PMB")in  share  exchange  for all Life Today common.  On September 15, 1996, received
9,392,000  shares  of General Genetics Corporation ("GGC") common in share exchange for all  of PMB common.  On September 24, 1996, pursuant to reorganization of GGC including change  of  name  to Note Bankers of America, Inc., received 9,392,000 shares of NBA in exchange  for  GGC  common.  See  Form  8-K/A dated November 4, 1996 filed on behalf of
General  Genetics  Corporation.

     (2) Life Today,  Inc.  issued  convertible  promissory  note to DeYoung to acquire
tangible  assets  from  DeYoung.   NBA issued 125,000 shares of common in conversion of
note.

              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

                            Title of
                            Securities  Date of     Amount of      Gross
Name and Address of Seller  Sold         Sale    Securities Sold  Proceeds
--------------------------  ----------  -------  ---------------  --------
                            None
--------------------------  ----------  -------  ---------------  --------

REMARKS:




                    ATTENTION:
                    The Person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.



_________________________  ______________________________________________
     DATE  OF  NOTICE                        SIGNATURE


ATTENTION:Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).